SUPPORT PAYMENT AGREEMENT

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WHEREAS, Lord, Abbett & Co. LLC ("Lord Abbett") is the investment adviser to various investment companies and series thereof that are registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended; and

WHEREAS, the Lord Abbett Series Fund, Inc. (the "Fund") and Principal National Life Insurance Company ("Company") have entered into a Fund Participation Agreement pursuant to which Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of the Fund or series/classes thereof (collectively, the "Funds") which serve as investment vehicles under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") issued by Company; and

WHEREAS, the Fund and Company have entered into a Services Agreement (the "SA") and an Administrative Services Agreement (the "ASA"), pursuant to which Company has agreed to provide certain shareholder and administrative services, respectively, to the owners of the Fund; and

WHEREAS, Company and Lord Abbett wish to arrange for mutual fund support fee payments to be made to Company in connection with its provision of additional shareholder related services rendered to owners of the Variable Contracts.

NOW, THEREFORE, the parties hereby enter into this Support Payment Agreement (the "Agreement") and agree as follows:

1.Cost Sharing for Services. Lord Abbett acknowledges that Company is providing, and intends to continue to provide, a sufficiently high level of shareholder servicing with respect to the Variable Contracts such that Lord Abbett is prepared to reimburse Company for a portion of its shareholder servicing costs relating to the Variable Contracts. These additional support payments ("Support Payments") are separate from, and in addition to, those payments called for by the SA and ASA.

2.	The Support Payments. The Support Payments to be made by Lord Abbett to Company shall be as follows:

(a)Lord Abbett shall make quarterly Support Payments to Company in an amount equal to the product of: (i) the average daily net asset value of the Shares held by the Separate Accounts ("Qualifying Shares"); and (ii) an annual rate of 0.05% (5 basis points) in respect of the Qualifying Shares. The average daily net asset value of such Shares on a given day will be the net asset value reported by such Fund on that day to NASDAQ's Mutual Fund Quotation Service.

(b)For purposes of this Agreement, Qualifying Shares do not include shares of: (i) money market Funds; and (ii) any Fund that is not available for purchase by new investors or is otherwise only available for purchase by existing shareholders pursuant to the terms of the Fund's then-current prospectus (a "Closed Fund"). The parties agree that in the event a Closed Fund is re-opened to new investors, shares of such previously Closed Fund no longer will be excluded from the definition of Qualifying Shares under this Section 2(b), provided that such shares otherwise satisfy the definition of "Qualifying Shares" under Section 2(a), and that no further amendment of this Agreement shall be necessary upon such event. The Support Payments shall be calculated for quarters ending on the last days of March, June, September and December.

(c)Company shall send Lord Abbett the quarterly invoices for Support Payments with respect to Qualifying Shares no later than thirty (30) calendar days after the end of each of the quarterly periods referenced in Section 2(a) above. Each such quarterly invoice shall include the average daily net asset value of the Qualifying Shares.

(d)Lord Abbett shall pay to Company by check the quarterly Support Payment calculated pursuant to this Section 2 not later than the 60th calendar day after the date on which Lord Abbett receives the corresponding invoice for such quarterly Support Payment from Company. Notwithstanding the foregoing, if Lord Abbett identifies what it believes may be an error in the calculation of a quarterly Support Payment, Lord Abbett shall promptly bring such error to the attention of Company, and Lord Abbett and Company shall promptly negotiate in good faith to determine the proper calculation of such quarterly Support Payment.

(e)In addition to the foregoing Support Payments, and on a case-by-case basis as may be mutually agreed upon from time to time by Company and Lord Abbett, Lord Abbett also may reimburse Company for Lord Abbett' s participation in specific internal events sponsored by Company, such as training or educational seminars, conferences and meetings; provided that, in all cases, such payments must be consistent with applicable rules and procedures.

3.Disclosures by Company of Support Payments. Company shall disclose publicly and to its clients, including its clients who invest in the Variable Contracts, the fact and source of all payments encompassed by this Support Payment Agreement to the extent required under relevant laws, rules, regulations, related published interpretations and contracts (collectively, "Authorities") that currently are in effect and as such relevant Authorities may be adopted or amended in the future. Company shall reply promptly to any reasonable request made to Company by Lord Abbett to confirm compliance by Company with these disclosure requirements.

4.Effectiveness, Amendment and Termination. This Agreement shall be effective as of May 1, 2016. Any amendment to this Agreement shall require the mutual written consent of both Company and Lord Abbett. Either party may terminate this Agreement upon 90 days' prior written notice.

5.	The Agreements. The terms of the Agreement are not intended to modify the terms of the SA, ASA, or Fund Participation Agreement between the parties.

6.    Governing Law. This Agreement shall be governed by the laws of the State of New York.

Lord Abbett & Co. LLC

By: /s/ Daria L. Foster
Daria L. Foster
Managing Member

Principal National Life Insurance Company

By: /s/ Todd A. Jones
Todd A. Jones
Asst. Director - Product Management